ACCREDITED HOME LENDERS, INC.

ACCREDITED MORTGAGE LOAN REIT TRUST

15090 Avenue of Science

San Diego, California 92128

May 19, 2006

Mr. Daniel H. Morris, Esq.

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Accredited Home Lenders, Inc. (File No. 333-129972) Accredited Mortgage Loan REIT Trust (File No. 333-129972-01) Registration Statement on Form S-3

Mr. Morris:

Accredited Home Lenders, Inc, a California corporation and Accredited Mortgage Loan REIT Trust, a Maryland real estate investment trust (together the “Companies”), hereby request that the Securities and Exchange Commission take appropriate action to make the Companies’ Registration Statement on Form S-3 (File No. 333-129972 and File No. 333-129972-01) effective at 5:00 p.m., Eastern Time, on May 22, 2006, or as soon thereafter as practicable.

In addition, the Companies hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Morris

May 19, 2006

•	the Companies may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Accredited Home Lenders, Inc.

By:	/s/ Charles O. Ryan
Name:	Charles O. Ryan
Title:	Securitization Coordinator

Accredited Mortgage Loan REIT Trust

By:	/s/ Charles O. Ryan
Name:	Charles O. Ryan
Title:	Securitization Coordinator